1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683.1102 Fax: 604.683.2643

Our File No. 1707

June 10, 2013

VIA COURIER

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Avenue N.W.

Washington, D.C. 20549

U.S.A.

Dear Sirs:

          re:          Canarc Resource Corp. (the "Company")

                         SEC File #: 000-18860

On behalf of the Company, we enclose for the Company’s public file, a copy of the Company’s 2013 Annual General Meeting materials as follows:

1.       Notice of Annual General Meeting and Management Information Circular;

2.       Form of Proxy.

The attached materials were mailed to all shareholders of the Company and were filed on SEDAR with the applicable Canadian securities commissions in the jurisdictions in Canada where the Company is a reporting issuer and with the TSX Toronto Stock Exchange.

Thank you for your consideration.

Yours very truly,

Vector Corporate Finance Lawyers

Per: “Fina Lacireno”

ftl	Fina Lacireno
Encl.	Paralegal

cc:       Canarc Resource Corp. (Attn: Philip Yee)